July 8, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:	Constellation Brands, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2015
Filed April 28, 2015
File No. 001-08495

Dear Ms. Jenkins:

We have received your comment letter dated June 23, 2015, with respect to the above-referenced filing. As discussed with Linda Cvrkel, we hereby respectfully request that the date by which we must respond to the comment letter be extended until July 22, 2015, in order to give us sufficient time to prepare our response to the letter.

If you have any questions, please feel free to contact me at (585) 678-7136 or, alternatively, Barbara LaVerdi at (585) 678-7231.

Sincerely,

CONSTELLATION BRANDS, INC.

/s/ Greg S. Belemjian

Greg S. Belemjian
Vice President, Corporate Reporting and
Assistant Controller

Constellation Brands, Inc. ∙ 207 High Point Drive ∙ Building 100 ∙ Victor, NY 14564
Direct: 585-678-7100 ∙ Toll Free: 888-724-2169 ∙ www.cbrands.com